UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B209

(CUSIP Number)

ATIF Holdings Limited

Attn: Yue Ming

Room 2803,

Dachong Business Centre, Dachong 1st Road

Nanshan district, Shenzhen, China

+(86) 755-8695-0818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Jun Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power	57,970(1)
	8.	Shared Voting Power	5,260,860(1)
	9.	Sole Dispositive Power	57,970(1)
	10.	Shared Dispositive Power	3,440,860(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,318,830(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		55.25%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Mr. Jun Liu beneficially owns 5,318,830 ordinary shares (the “Shares”) of ATIF Holdings Limited (the “Issuer”), which includes (i) 3,440,860 Shares through his 100% ownership of Tianzhen Investments Limited, a Samoa company; (ii) 1,820,000 Shares through a voting rights proxy agreement dated September 30, 2018 with Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, an individual, which was assigned to Tianzhen Investments Limited on February 10, 2021; and (iii) 57,970 Shares directly held by Mr. Liu. As part of the voting rights proxy agreement, Mr. Liu may deemed to have shared voting rights to vote all Shares on all matters including the election of directors. Mr. Liu expressly disclaims beneficial ownership of any of the Shares covered by the voting right proxy agreement described above.

(2)	The calculation of this percentage is based on 9,627,452 Shares of ATIF Holdings Limited (the “Issuer”) outstanding as of December 5, 2022, as reported on the Issuer’s Form 10Q, filed with the Securities and Exchange Commission (“SEC”) on December 15, 2022.

CUSIP No. G0602B209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Tianzhen Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Samoa
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,260,860(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,440,860(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,260,860(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		54.6%(2)
14.	Type of Reporting Person (See Instructions)		CO

(1)	Jun Liu (i) beneficially owns 3,440,860 Shares through his 100% ownership of Tianzhen Investments Limited, a Samoa company, and (ii) may be deemed to beneficially own 1,820,000 Shares through a voting rights proxy agreement dated September 30, 2018 with Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, an individual, which was assigned to Tianzhen Investments Limited on February 10, 2021. Mr. Liu expressly disclaims beneficial ownership of any of the Shares covered by the voting right proxy agreement.

(2)	The calculation of this percentage is based on 9,627,452 Shares of the Issuer outstanding as of December 5, 2022, as reported on the Issuer’s Form 10Q, filed with the SEC on December 15, 2022.

CUSIP No. G0602B209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Yanru Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,820,000(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,820,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,820,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		18.9%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Yanru Zhou beneficially owns 1,820,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang assigned the voting rights proxy agreement, dated September 30, 2018, entered into with Eno Group Limited, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the Shares owned by Eno Group Limited to Tianzhen Investments Limited.

(2)	The calculation of this percentage is based on 9,627,452 Shares of the Issuer outstanding as of December 5, 2022, as reported on the Issuer’s Form 10Q, filed with the SEC on December 15, 2022.

CUSIP No. G0602B209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Eno Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,820,000(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,820,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,820,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		18.9%(2)
14.	Type of Reporting Person (See Instructions)		CO

(1)	Yanru Zhou beneficially owns 1,820,000 Shares through her 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang assigned the voting rights proxy agreement, dated September 30, 2018, with Eno Group Limited, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the Shares owned by Eno Group Limited, to Tianzhen Investments Limited.

(2)	The calculation of this percentage is based on 9,627,452 Shares of the Issuer outstanding as of December 5, 2022, as reported on the Issuer’s Form 10Q, filed with the SEC on December 15, 2022.

AMENDMENT NO. 3 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 23, 2020 (as amended to date, the “Schedule 13D”), solely to update the amount of shares directly held by Mr. Jun Liu. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

This statement relates to shares of ordinary shares, par value $0.001 per share (the “Shares”) of ATIF Holdings Limited, a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive office is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan district, Shenzhen, China.

Item 2. Identity and Background

This statement is being filed on behalf of Mr. Jun Liu, Tianzhen Investments Limited, Mr. Yanru Zhou and Eno Group Limited (together referred to herein as the “Reporting Persons”).

1.	Jun Liu

(a)	Mr. Jun Liu is an individual and a citizen of the People’s Republic of China.

(b)	Mr. Jun Liu’s address is Room 2803, Building A, Dachong Business Centre, Nanshan District, Shenzhen, Guangdong, China.

(c)	Mr. Jun Liu’s present principal occupation is the president, chief executive officer and chairman of the Board of Directors of the Issuer.

(d)	Within the last five years, Mr. Jun Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Jun Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Tianzhen Investments Limited (“TIL”)

(a)	TIL is a corporation organized under the laws of the Samoa, engaged in the business of investments.

(b)	TIL’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(c)	TIL’s present principal occupation is the president and chairman of the Board of Directors of the Issuer.

(d)	Within the last five years, TIL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, TIL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Yanru Zhou

(a)	Mr. Yanru Zhou is an individual and a citizen of the People’s Republic of China.

(b)	Mr. Yanru Zhou’s Reporting Person’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(c)	Mr. Yanru Zhou’s present principal occupation is a businessman.

(d)	Within the last five years, Mr. Yanru Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Yanru Zhou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

4.	Eno Group Limited (“EGL”)

(a)	EGL is a corporation organized under the laws of Hong Kong, engaged in the business of investments.

(b)	EGL’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(c)	Within the last five years, EGL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, EGL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 23, 2021, the Issuer completed a one (1) for five (5) reverse stock split (the “Reverse Split”) of the Issuer’s issued and outstanding ordinary shares, par value $0.001 per share. References to the Issuer’s Shares in this statement are stated as having been retroactively adjusted and restated to give effect to the Reverse Split.

As previously reported, on August 31, 2020, Mr. Jun Liu entered into separate voting rights proxy agreements (“Voting Agreements”) with Mr. Tao Jiang, Mr. Bo Jiang and Ms. Di Wang (each a “Holder”), pursuant to which each Holder granted Mr. Jun Liu the right to vote all the Shares owned by such Holder. On January 29, 2021, the Issuer completed the disposition of 51.2% of the equity interest of Leaping Group Co. Ltd (“LGC”), and sold all of the Issuer’s shares of LGC to the Holders in exchange for (i) 1,111,110 ordinary shares of the Issuer owned by the Holders and (ii) payment by the Holders in the amount of $2,300,000. The Issuer bought back and subsequently cancelled the 1,111,110 ordinary shares.

From December 28, 2021 to April 5, 2022, Mr. Jun Liu acquired 57,970 Shares of the Issuer in various open market transactions. Mr. Liu used his personal funds to acquire the shares of Common Stock of the Issuer.

Item 4. Purpose of the Transaction

Mr. Jun Liu acquired the Issuer’s shares of Common Stock for investment purposes. Subject to ongoing evaluation, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Jun Liu, by virtue of his ownership and control of TIL, is deemed to beneficially own 5,318,830 Shares, consisting of (i) 3,440,860 Shares directly beneficially owned by TIL, (ii) 1,820,000 Shares pursuant to the EGL Assignment, and (iii) 57,970 Shares directly held by Mr. Jun Liu. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, Mr. Jun Liu may be deemed to beneficially own 5,318,830 Shares, which represent approximately 55.3% of the total outstanding ordinary shares of the Issuer. The calculation of this percentage is based on 9,627,452 Shares of the Issuer outstanding as of December 5, 2022, as reported on the Issuer’s Form 10Q, filed with the SEC on December 15, 2022.

(b)	The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
Mr. Jun Liu	57,970	5,318,830	57,970	5,260,860
TIL	0	5,260,860	0	5,260,860
Mr. Yanru Zhou	0	1,820,000	0	1,820,000
EGL	0	1,820,000	0	1,820,000

*	Following the EGL Assignment, TIL was assigned the power of attorney to all of the voting rights of the Shares owned by EGL. Mr. Liu, by virtue of his ownership and control of TIL, may be deemed to have shared voting rights to vote all the Shares owned by EGL. However, Mr. Jun Liu (i) is not entitled to any other rights as a shareholder of the Issuer as to the Shares held by EGL and (ii) disclaims any beneficial ownership of the Shares which are covered by the EGL Assignment.

(c)	The information contained in Items 3 and 4 above are hereby incorporated herein by reference in entirety. In addition, transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by Mr. Jun Liu are described below:

Transaction Date	Shares Acquired (Disposed)	Price Per Share	Description of Transaction
12/28/2021	14	$3.06	Open Market Purchase
12/28/2021	2,680	$3.11	Open Market Purchase
12/28/2021	208	$3.10	Open Market Purchase
12/29/2021	900	$3.10	Open Market Purchase
12/29/2021	1,198	$3.15	Open Market Purchase
12/29/2021	5,000	$3.23	Open Market Purchase
12/29/2021	4,000	$3.25	Open Market Purchase
12/29/2021	7,000	$3.29	Open Market Purchase
12/29/2021	100	$3.31	Open Market Purchase
12/29/2021	44	$3.34	Open Market Purchase
12/29/2021	201	$3.30	Open Market Purchase
12/29/2021	1,756	$3.28	Open Market Purchase
2022/1/18	500	$4.45	Open Market Purchase
2022/1/18	200	$4.07	Open Market Purchase
2022/1/18	1,000	$4.067	Open Market Purchase
2022/1/18	1,000	$4.152	Open Market Purchase
2022/1/18	600	$4.178	Open Market Purchase
2022/1/18	500	$4.444	Open Market Purchase
2022/1/18	500	$4.426	Open Market Purchase
2022/1/18	4,000	$4.4	Open Market Purchase
2022/1/18	243	$4.39	Open Market Purchase
2022/1/18	213	$4.39	Open Market Purchase
2022/1/28	200	$4.635	Open Market Purchase
2022/2/10	11	$3.88	Open Market Purchase
2022/2/10	10	$3.95	Open Market Purchase
2022/2/10	1,000	$3.929	Open Market Purchase
2022/2/10	1,000	$3.948	Open Market Purchase
2022/2/10	22	$3.95	Open Market Purchase
2022/2/11	900	$3.966	Open Market Purchase
2022/2/11	300	$3.97	Open Market Purchase
2022/2/28	100	$4.15	Open Market Purchase
2022/3/1	4,000	$3.935	Open Market Purchase
2022/3/1	3,000	$3.94	Open Market Purchase
2022/3/1	2,000	$3.949	Open Market Purchase
2022/3/2	1,000	$3.88	Open Market Purchase
2022/3/2	1,000	$3.935	Open Market Purchase
2022/3/2	100	$3.915	Open Market Purchase
2022/3/2	300	$3.969	Open Market Purchase
2022/3/2	200	$4.11	Open Market Purchase
2022/3/3	200	$3.87	Open Market Purchase
2022/3/3	200	$3.85	Open Market Purchase
2022/3/3	200	$3.88	Open Market Purchase
2022/3/3	100	$3.9	Open Market Purchase
2022/3/3	500	$3.89	Open Market Purchase
2022/3/3	200	$3.89	Open Market Purchase
2022/3/3	100	$4	Open Market Purchase
2022/3/7	200	$3.898	Open Market Purchase
2022/3/7	200	$3.879	Open Market Purchase
2022/3/8	200	$3.83	Open Market Purchase
2022/3/8	150	$3.831	Open Market Purchase
2022/3/8	300	$3.846	Open Market Purchase
2022/3/8	200	$3.84	Open Market Purchase
2022/3/8	150	$3.84	Open Market Purchase
2022/3/10	30	$3.85	Open Market Purchase
2022/3/18	70	$3.778	Open Market Purchase
2022/3/18	100	$3.78	Open Market Purchase
2022/4/5	400	$3.645	Open Market Purchase

(d)	To the knowledge of the Reporting Person, no persons other than the members of the Issuer who are party to the EGL Assignment have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of the ordinary shares of the Issuer subject Issuer subject to the EGL Assignment. No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

The above description of the EGL Assignment is not intended to be completed and are qualified in its entirety by reference to the EGL Assignment, which was previously filed an exhibit to the Amendment No. 1 to Schedule 13D, filed with the SEC on February 18, 2021, and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Materials to be Filed as Exhibits

1.	Voting Rights Proxy Agreement dated as of September 30, 2018 by and between Eno Group Limited and Qiuli Wang(1)

2.	Assignment of Voting Rights Proxy Agreement by and between Ms. Qiuli Wang and Eno Group(2)

3.	Exhibit A – Joint Filing Agreement*

(1)	Incorporated by reference as Exhibit 4.2 to the Issuer’s Current Report on Form 20-F filed with the SEC on December 2, 2019.

(2)	Previously filed as Exhibit 7 to the Amendment No. 1 to Schedule 13D filed with the SEC on February 18, 2021

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

Jun Liu

/s/ Jun Liu
By: Jun Liu, an individual

Tianzhen Investments Limited,
a Samoa Company

/s/ Jun Liu
By: Jun Liu
Title: Sole Director

Yanru Zhou

/s/ Yanru Zhou
By: Yanru Zhou, an individual

Eno Group Limited,
a Hong Kong company

/s/ Yanru Zhou
By: Yanru Zhou
Title: Sole Director

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: February 6, 2023

Jun Liu

/s/ Jun Liu
By: Jun Liu, an individual

Tianzhen Investments Limited,
a Samoa Company

/s/ Jun Liu
By: Jun Liu
Title: Sole Director

Yanru Zhou

/s/ Yanru Zhou
By: Yanru Zhou, an individual

Eno Group Limited,
a Hong Kong company

/s/ Yanru Zhou
By: Yanru Zhou
Title: Sole Director